EXHIBIT 99.1

News Release dated November 17, 2015, Suncor Energy announces 2016 capital spending program and production outlook

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces 2016 capital spending program and production outlook

(All financial figures are approximate and in Canadian dollars unless otherwise noted)

Calgary, Alberta (Nov. 17, 2015) – Suncor Energy released its 2016 corporate guidance today, which includes a flexible capital spending program of between $6.7 billion and $7.3 billion and average production of 525,000 to 565,000 barrels of oil equivalent per day.

The guidance includes projected Suncor oil sands cash operating costs per barrel (excluding Syncrude)(1) of $27.00 to $30.00, continuing a multi-year trend that has seen Suncor reduce its oil sands cash costs by over 25 per cent since 2011.

“Our oil sands production is expected to be slightly reduced in 2016, versus 2015 as a result of significant planned maintenance activities scheduled at various facilities, including our first five year full turnaround at the U2 upgrader and major maintenance at Firebag,” said Steve Williams, Suncor president and chief executive officer.  “We remain focused on achieving further reliability improvements across our operations. And, we’ll continue to build upon the momentum gained in 2015 in reducing cash costs per barrel at our oil sands operations.”

Approximately 55 per cent of the 2016 capital spending program has been allocated towards growth projects, the vast majority of which are in the Upstream segment. Approximately 45 per cent of Suncor’s 2016 capital spend is expected to be directed towards sustaining capital investments that support safe, reliable and efficient operations.

Suncor’s 2016 budget incorporates flexibility to respond quickly to any further deterioration in market conditions.  Both capital and operating expenditures can be scaled back to ensure the company continues to live within its means.

“Our guidance reflects our ongoing commitment to capital discipline and operational excellence,” said Williams. “Our focus on these areas has ensured we’re well-positioned to invest in our base business and growth projects, even in a lower for longer oil price environment.”

Suncor’s corporate guidance provides management’s outlook for 2016 in certain key areas of the company’s business. Users of this forward-looking information are cautioned that actual results may vary materially from the targets disclosed. Readers are cautioned against placing undue reliance on this guidance.

Suncor Energy 150 6 Avenue S.W., Calgary, Alberta T2P 3E3 suncor.com

Capital Expenditures ($ millions) (2)

	2016 Full Year Outlook November 17, 2015			% Growth Capital (3)
Upstream(4)	5,850	-	6,300	65%
Downstream	800	-	900	5%
Corporate	50	-	100	5%
Total	6,700	-	7,300	55%

(1)         Cash operating costs per barrel are a non-GAAP measure.  See the Legal Advisory.

(2)         Capital expenditures exclude capitalized interest of $600 million - $700 million.

(3)         Balance of capital expenditures represents sustaining capital. For definitions of growth and sustaining capital expenditures, see the Capital Investment Update section of Suncor’s Management’s Discussion and Analysis dated October 28th, 2015 (the “MD&A”)

(4)         The upstream capital spending estimate includes approximately $100 million of sustaining capital for Suncor’s share of Syncrude.

	2016 Full Year Outlook November 17, 2015

Suncor Total Production (boe/d) (1)	525,000	-	565,000

Oil Sands (bbls/d)	400,000	-	425,000
Syncrude (bbls/d) (2)	30,000	-	35,000
Exploration and Production (boe/d)	95,000	-	105,000

Suncor Refinery Throughputs (bbls/d)	420,000	-	440,000

Suncor Refinery Utilization (3)	91%	-	95%

(1)         At the time of publication, production in Libya continues to be affected by political unrest and therefore guidance is not being provided.  Suncor Total Production excludes Libya production.

(2)         Reflects Suncor’s share of production from Syncrude operations, based on Suncor’s view of Syncrude’s preliminary 2016 operating plan. Corresponding cash operating costs per barrel are estimated at $38 to $45, which excludes research and development costs.

(3)         Refinery utilizations are based on the following crude processing capabilities:  Montreal – 137,000 bbls/d; Sarnia – 85,000 bbls/d; Edmonton – 142,000 bbls/d; and Commerce City – 98,000 bbls/d.

For more detail on Suncor’s outlook and capital spending plan, see suncor.com/guidance.

Legal Advisory

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to: Suncor’s anticipated capital spending investment of between $6.7 and $7.3 billion (and expectations of where that spending will be directed); Suncor’s expectations around production, including planned average production of 525,000 to 565,000 boe/d and planned ranges in Oil Sands (400,000 to 425,000 bbls/d), Syncrude (30,000 to 35,000 bbls/d) and Exploration and Production (95,000 to 105,000 boe/d); Suncor’s expected oil sands cash operating costs (excluding Syncrude), projected to be in the range of $27.00 to $30.00 per barrel; Syncrude’s estimated cash operating costs, projected to be in the range of $38 to $45 per barrel; and Suncor’s expected Refinery Throughputs (420,000 to 440,000 bbls/d) and Utilizations (91% to 95%). Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Assumptions for the Oil Sands and Syncrude 2016 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2016.  Assumptions for the Exploration and Production 2016 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor’s 2016 corporate guidance include, but are not limited to:

•              Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

•              Third-party infrastructure. Production estimates could be negatively impacted by issues with third-party infrastructure, including pipeline or power disruptions that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company’s ability to produce or market its crude oil.

•              Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance.

•              Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.

•              Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or are not executed effectively. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season.

•              Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•              Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

Suncor’s News Release dated October 28, 2015 and the MD&A, and its most recently filed Annual Information Form, Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Cash operating costs per barrel (excluding Syncrude) is not prescribed by Canadian generally accepted accounting principles (“GAAP”).  This non-GAAP financial measure is included because management uses the information to analyze business performance on a per barrel basis.  This non-GAAP measure does not have any standardized meaning and, therefore, is unlikely to be comparable to similar measures presented by other companies.  This non-GAAP financial measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Cash operating costs per barrel (excluding Syncrude) is defined in the Non-GAAP Financial Measures Advisory section of the MD&A and for the period ended September 30, 2015, reconciled to the comparable GAAP measure in the Consolidated Financial

Information and Segment Results and Analysis Oil Sands section of the MD&A.  Cash operating costs of $27.00 to $30.00 per barrel excludes Syncrude operations and is based on the assumption that: (i) Suncor will produce 400,000 to 425,000 bbls/d at its Oil Sands operations (of which 290,000 to 315,000 bbls/d will be synthetic crude oil); (ii) natural gas used at Suncor’s Oil Sands operations (AECO – C Spot ($CAD)) will be priced at an average of $2.50/GJ over 2016.

The Syncrude cash operating costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor’s own cash operating costs per barrel (excluding Syncrude) metric) due to differing operations of each company as well as their respective accounting policy choices.

Certain natural gas estimates provided for above have been converted to barrels of oil equivalent (boe) on the basis of one barrel of oil to six thousand cubic feet of natural gas.  Boe may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com